Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
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NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

Dear Shareholders:

You are cordially invited to attend the 2014 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am. (Israel time) on Thursday, September 11, 2014 at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect directors for terms expiring at our 2015 Annual General Meeting of Shareholders as contemplated, and subject to the terms set forth, in the proxy statement below;

2.	To approve the terms of compensation of Ms. Rinat Gazit, our company's Senior Vice President Mergers & Acquisitions;

3.	To ratify and approve Jacob Even-Ezra's retirement terms; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on August 4, 2014 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Yehud, Israel
August 6, 2014

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
__________________

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2014 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am. (Israel time) on Thursday, September 11, 2014, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of 2014 Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about August 6, 2014.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the election of directors for terms expiring at our 2015 annual general meeting of shareholders as contemplated, and subject to the terms set forth, in this proxy statement below; (ii) the approval of the terms of compensation of Ms. Rinat Gazit, the Company's Senior Vice President  Mergers & Acquisitions; (iii) the ratification and approval of Jacob Even-Ezra's retirement terms; and (iv) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and the authorization for our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2013 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on August 4, 2014 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of August 4, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 16,147,522 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (⅓) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Mr. Nathan Kirsh, who beneficially owns approximately 44% of our issued and outstanding ordinary shares as of the record date, that he presently intends to vote for all of the nominees for director and in favor of the other items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors’ Relations section of our website at www.magal-s3.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of July 31, 2014 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares. Except for Mr. Barry Stiefel, Mr. Eitan Livneh and Mr. Jacob Berman, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Nathan Kirsh (3)	7,107,290	44.01%
BMI Capital Corporation (4)	1,475,178	9.14%
Grace & White, Inc. (5)	1,135,158	7.03%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,147,522 ordinary shares issued and outstanding as of July 31, 2014.

(3)
Based upon a Schedule 13D/A filed with the SEC on February 11, 2013 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a Jersey, Channel Islands corporation.  The Eurona Foundation, a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee, holds 100% of Ki Corporation.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 7, 2014.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2014.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

Sale of Ordinary Shares by Our Major Shareholder

On July 30, 2014 Ki Corporation Limited entered into an agreement with the FIMI V Funds for the sale of 6,461,290 of our ordinary shares. The consummation of such transaction, or the Transaction, is subject to the approval of the Israeli Controller of Restrictive Trade Practices (the "Transaction").  The consummation of the Transaction will affect the election of directors.  See below.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to elect or re-elect: (A) Messrs. Jacob Berman, Barry Stiefel, Mark Rosenberg, Eitan Livneh, Doron Steiger and Yitzhak Zoran, our current directors who are not external directors, to hold office until the earlier of (i) our 2015 annual general meeting of shareholders and until their successors are elected and qualified, or (ii) the consummation of the Transaction, and (B) Messrs. Gillon Beck, Shmuel Vlodinger, Ron Ben-Haim¸ Ami Boehm, Pinchas Barel Buchris, and Avraham Bigger, in lieu of Messrs. Mark Rosenberg, Doron Steiger and Yitzhak Zoran, effective as of the consummation of the Transaction (and subject thereto) to hold office until our 2015 annual general meeting of shareholders and until their successors are elected and qualified.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

As permitted, we follow Israeli law and practice instead of the NASDAQ Marketplace Rules with regard to the nomination process of directors. Our directors are recommended by our board of directors for election by our shareholders. In the event that any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Jacob Berman (66) was elected by our board of directors in November 2013 to serve as a board member until the 2014 Annual General Meeting of the Company. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. Mr. Berman serves as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of Commercial Bank of New York.

Barry Stiefel (65) has served as the chairman of our board of directors since February 2013 and as a director since November 2008.  Mr. Stiefel has served as the Manager of the Kirsh Family Office in London, England since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the largest shareholder of our company. Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Eitan Livneh (60) has served as our president and chief executive officer since August 2009 and was appointed a director by our board of directors on November 27, 2012.  Prior to joining our company and from February 2007, Mr. Livneh served as president and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd and vice president, marketing and assistant to the president of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel.

Mark Rosenberg (50) has served as a director since August 2011 and as an alternate director on behalf of Mr. Kirsh on the Board of Directors since 2008.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold.  Previously, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company, Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited.  Mr. Rosenberg also served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa and was a University Law Lecturer. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by the University of  the Witwatersrand in South Africa.

Doron Steiger (57) has served as an independent director since August 2012. Mr. Steiger works as a self-employed business consultant.  Since 2007, Mr. Steiger has also served as the Chairman of the Board of Directors of Kerur Holdings Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, or TASE. Since April 2012, Mr. Steiger has also served as the Executive Chairman and business adviser of Kibutz Revivim.  From 2006 through 2009, Mr. Steiger was a co-partner of Art PE, a private equity fund. From 1998 through 2012, Mr. Steiger was a co-founder and managing partner of Dirad Investments Ltd., a private equity investment firm and served as a board member in various companies. Mr. Steiger acted as the CEO of the Israel Corporation Limited from 1996 to 1997.  Between the years 1993 and 1996, Mr. Steiger was the Deputy CEO of Clal Industries Ltd. Mr. Steiger holds a B.A. in Economics and an M.B.A. in finance, both from Tel Aviv University.

Yitzhak Zoran (70) has served as an independent director since August 2012.  Since 2003, Mr. Zoran has served as the Chairman of the Board of A.D.T. (Advanced Dicing Technologies) Ltd.. Previously, he served as a director of Elisra Electronic Systems Ltd. (from 2006 until 2011), Sagantec Ltd. (from 2004 to 2005); R.S.L, a publicly traded company on the TASE (from 2001 to 2004) and as Chairman of the Board of MEA Testing Systems Ltd. (from 2007 to 2009). From 1999 to 2004, Mr. Zoran was the Chairman of the Board of Directors of Solid Applied Technologies Ltd. and before than he was the Managing Director of Marathon V.C., a venture capital fund publicly traded on the TASE, and acted on Marathon’s behalf as the Chairman of the Board of various companies, including, Optibase Ltd. (NASDAQ: OBAS), Pegasus Ltd., Nanomotion Ltd., Zinukim Ltd, IRLAN Ltd., Optinetix Ltd and Celltronix Ltd., as well as serving as a member of the Board of Directors of B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) and Arel Communications & Software Ltd. (NASDAQ: ARLCF) and several privately held companies.  From 1994 until 1995, Mr. Zoran was the President and CEO of Iturit Communication Industries Ltd. Mr. Zoran served as the President and CEO of Elisra . from 1989 to 1993.  Mr. Zoran was an officer in the Israeli Navy from 1966 to 1970 and the recipient of the Israel Defense Prize from the Ministry of Defense for the development of naval electronic warfare systems for the Israeli Navy. Mr. Zoran also received the “Itur Mofet,” a prestigious military decoration.  Mr. Zoran holds a degree of B.Sc.E.E. from the Technion-the Israeli Institute of Technology.

Gillon Beck (52) has been, since 2003, a Senior Partner at FIMI Opportunity Funds, as well as a Director of the General Partners of the FIMI Opportunity Funds. Mr. Beck currently serves as Chairman of the Boards of Directors of Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., H.R. Givon Ltd. and Overseas Commerce Ltd., and is a director of Ormat Technologies Inc. (NYSE), Inrom Construction Industries Ltd. (TASE) and Nirlat Paints, Ltd. Mr. Beck is the former Chairman of Ormat Technologies Inc. (NYSE) and Medtechnica Ltd. (TASE). Mr. Beck formerly served as a member of the Boards of Directors of the following public companies: Medtechnica, Ltd., Merhav Ceramic and Building Materials Center, Ltd., Retalix Ltd., Gamatronic Electronic Industries, Ltd., TAT Technologies. Ltd. and Formula Systems, Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and an MBA in Finance in 1992 from Bar-Ilan University.

Samuel Vlodinger (63) has been a senior partner in FIMI Opportunity Funds since 2009. Mr. Vlodinger currently serves as Chairman of the Board of Directors of TAT Technologies Ltd. (NASDAQ, TASE), Raval ACS, Ltd. (TASE), Ginegar Plastic Products, Ltd. (TASE) and Tadir-Gan (Precision Products) 1993, Ltd. (TASE). He also serves as a director of Bagir Group and is the former Chairman of Tana Industries, Ltd. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and was an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Israel Institute of Technology.

Ron Ben-Haim (45) has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of TAT Technologies Ltd. (NASDAQ, TASE), Inrom Construction Industries Ltd. (TASE), Raval ACS, Ltd. (TASE), Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Nirlat Paints, Ltd. and Overseas Commerce, Ltd. Mr. Ben Haim formerly served as a member of the Boards of Directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. in industrial engineering from the Tel Aviv University and an MBA from New York University.

Ami Boehm (43) has been, since 2007, a partner at FIMI Opportunity Funds, as well as Managing Partner and CEO of FITE GP (2004). In addition, Mr. Boehm currently serves as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Ham-Let (Israel Canada) Ltd. (TASE) and Ormat Technologies Inc. (NYSE). He also serves as a member of the Board of Directors of Novolog (Pharm-Up 1966) Ltd., a private company. Mr. Boehm formerly served as a member of the Boards of Directors of the following companies: Global Wire Ltd., Scope Metal Trading, Ltd., Solbar Industries, Ltd., Inter Industries, Ltd. and Telkoor Telecom Ltd. From 1999 to 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank Ltd., and from 1998 to 1999, worked in the Office of the Attorney General in the Israeli Ministry of Justice. Mr. Boehm received a Bachelor of Law degree in 1997 from Tel Aviv University, a Bachelor of Arts degree in Economics in 1998 from Tel Aviv University, and an MBA in Finance in 2004 jointly from Northwestern University's Kellogg School of Business and Tel Aviv University.

Pinchas Barel Buchris (58) has been, since 2014, a partner at Shibolet Venture Capital. In addition, Brigadier General (Ret.) Buchris currently serves as a member of the Board of Directors of Discount Investments Corporation Ltd. (TASE) and an advisor and member of the boards of directors of several private cyber security companies. Mr. Buchris formerly served as Chief Executive Officer of Oil Refineries Ltd. (BAZAN), Chairman of the Cyber Security subcommittee (at the office of the Prime Minister), Managing Director of the State of Israel's Ministry of Defense and Head of the Homeland Security Sector at Apax Partners. Prior to that, Mr. Buchris served as an officer in the Israel Defense Forces, where he founded the cyber security capabilities within the Israeli intelligence and was awarded with the Israel Security award before retiring as a Brigadier General. Mr. Buchris formerly served as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Bezeq the Israel Telecommunication Corp. Ltd. (TASE) and Protalix Biotherapeutics, Inc. (TASE, NYSE). Mr. Buchris participated in 2002 in the Advanced Management Program at Harvard University (USA), received a Bachelor of Science in Computer Science in 1988 from the Technion – Israel Institute of Technology and an MBA in 2001 from the Israeli extension of Derby University, UK.

Avraham Bigger (68) has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.)(TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics and an MBA degree, both from the Hebrew University of Jerusalem.

In general, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order. However, directors’ compensation and employment arrangements do not require the approval of the shareholders if the audit committee and the board of directors have both confirmed that the fees paid to such directors do not exceed the maximum amount permitted under  the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, and the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel) (together, the “Compensation Regulations”).

If re-elected, our independent directors, Messrs. Steiger and Zoran, will be entitled to receive the same compensation as our external directors and accordingly they will receive an annual fee of NIS 90,000 (approximately $26,000) and a fee of NIS 4,000 (approximately $1,200) for attending each board or committee meeting.  As of the consummation of the Transaction, all our directors will be entitled to receive the same compensation as our external directors and accordingly each will receive an annual fee of NIS 90,000 (approximately $26,000) and a fee of NIS 4,000 (approximately $1,200) for attending each board or committee meeting. In each case, these amounts are subject to adjustments, including linkage to the Israeli consumers' price index, in accordance with the provisions of the Compensation Regulations. Our audit committee and board of directors have confirmed that these payments do not exceed the maximum amount permitted under the Compensation Regulations, and therefore do not require shareholders’ approval.  However, the exemption from a shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of this proxy statement. If such objection is duly and timely submitted, then the Transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has determined that he or she meets the independence requirements of an external director.

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We have provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Kobrinsky, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Steiger and Zoran both qualify as independent directors under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Accounting and Financial Expert.  Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an external director.

The role of the audit committee, pursuant to the Israeli Companies Law, includes:

•
monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

•
determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

•
determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

•	deciding whether to approve engagements or transactions that require the audit committee approval under the Israeli Companies Law;

•
determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee;

•	examining and approving the annual and periodical working plan of the internal auditor;

•
overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

•	examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board; and

•	determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints.

•
determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance.

•
determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the committee as extraordinary transactions.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.

Our audit committee is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer, who satisfy the respective “independence” requirements of the SEC, NASDAQ and the Israeli law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

 Compensation Committee

Pursuant the Israeli Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee which should make recommendations to the board of directors and the shareholders with respect to compensation policy of directors and officers of the company (the “Compensation Policy”).  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to the approval of any terms that differ from the Compensation Policy.  We have established a compensation committee that is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer.

The Compensation Policy must be approved at least once every three years at the company’s general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of the votes of  all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy,  voting against the resolution does not exceed 2% of the aggregate voting rights in the company.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Mr. Kobrinsky and Ms. Singer.

 Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Kobrinsky and Zoran and Ms. Singer.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
Phone no.: 972-3-5391444
Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Summary Compensation Table

The following table includes information for the year ended December 31, 2013 concerning the five (5) most highly compensated executive officers of our company (the "Highly Compensated EO") (the figures below reflect the applicable cost of employment on an annual basis)1:

	Officer A	Officer B	Officer C	Officer D	Officer E
Annual salary cost and other benefits (NIS Thousands)2	2,001	1,041	938	879	859
Bonus (NIS Thousands)3	1,318	461	300	450	236
Equity-Based Compensation (NIS Thousands)4	380	273	273	286	257
Total (NIS Thousands)	3,699	1,775	1,511	1,615	1,352

1 All The Highly Compensated EO are employed on a full-time basis (100% percentage of office).

2 Includes the Highly Compensated EO's gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

3 Granted with regard to, and based on, the performance of the year ended December 31, 2012.

4 Reflects the equity-based compensation expenses as recorded in the Company's consolidated finencial statments for the year ended December 31, 2013, based on the fair value of the options on the day they were granted in accordane with accunting guidance for equity-based compensation.

II. APPROVAL OF THE TERMS OF COMPENSATION OF MS. RINAT GAZIT, THE COMPANY'S
SENIOR VICE PRESIDENT MERGERS &ACQUISITIONS
(Item 2 on the Proxy Card)

Rinat Gazit, joined our company in February 2014 as our senior vice president- mergers and acquisitions. Rinat has over 13 years of business experience in the international arena dealing mainly in large transactions in the natural resources sector as well as in the energy and water sectors. Prior to joining us, Rinat served as the head of M&A of Shikun & Binui Ltd. of the Arison Group of companies dealing mainly in large acquisitions of water and renewable energy related companies. During 2008 and 2009,  Rinat served as a vice president  at Poalim Capital Markets, leading large M&A processes as well as private equity investments in various Israeli and international companies. Between the years 2000 to 2007, Rinat served in various senior positions within the Benny Steinmetz Group where she gained extensive experience in the international capital markets arena. Rinat led and was involved in several IPO’s of natural resources related companies, mainly on AIM market of the London Stock Exchange. Rinat holds an M.B.A. degree from the Recanati Business School at Tel Aviv University and bachelor’s degrees in Political Science and Sociology and Anthropology from Haifa University.

Our engagement with Rinat includes an annual performance bonus equal to up to six (6) salaries. The performance bonus is based only on personal performance criteria, namely the closing by the company (or any of its affiliates) of one or more transactions during such calendar year, and is paid as follows: (i) 10% of the performance bonus is paid within 30 days following the execution of the LOI (or any similar document outlining the substantial terms of the proposed transaction) with respect to each proposed M&A transaction with a target identified by the board of directors; (ii) 40% of the performance bonus is paid within 30 days following the execution of the definitive agreement(s) with respect to such transaction by all the applicable parties thereto and (iii) 50% of the performance bonus is paid within 30 days following the closing of the transaction. In the event that Rinat's employment with our company terminates for any reason (other than for cause) before the closing of the transactions, then Rinat is entitled to receive only those parts of the performance bonus that are allocated to the execution of the definitive agreement with respect to such transaction and the closing thereof, provided that the due payment of such installments falls within six (6) months following such termination. In the event that during each calendar year the board of directors identifies more than one target, and Rinat is simultaneously facilitating more than one transaction, then, Rinat is entitled to receive performance bonus (in the manner stated above) with respect to each such transaction. The aggregate amount paid on account of the performance bonus shall be limited to eight (8) salaries during each calendar year. In addition, and irrespective whether any performance bonus is payable or not, the board of directors, at its sole discretion, and subject to requirements of the applicable law, may positively resolve on the payment of bonuses, due to special efforts or other circumstances that, in the board of directors' opinion, are not covered or amply compensated.

This performance bonus was determined based on Rinat's duties as VP M&A and in the event that Rinat is nominated to another position she will be eligible to receive bonuses in accordance with our Compensation Policy as applicable to such position.

Our company’s Compensation Policy did not define specific criteria for a bonus for a SVP M&A. Generally, the Compensation Policy determined that an annual bonus (to the extent earned) (the "Earned Bonus") will be paid over a period of three year as follows: (i) 85% of the applicable Earned Bonus will be paid together with first salary that will be paid after the approval of the financial statements of the applicable year (the "Base Year") by the board of directors; (ii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval of the annual financial statements of the first consecutive year (immediately following the Base Year) (the "First Year") provided that the applicable senior executive has earned a bonus for such First Year; and (iii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval of the annual financial statements for the second consecutive year (following the Base Year). Ms. Gazit’s terms, as proposed, will therefore differ from the terms originally envisioned in the Compensation Policy.

Such differences between Ms. Gazit’s terms and the Compensation Policy require the approval of the compensation committee, the board of directors and the shareholders. The compensation committee and the board of directors of our company believe that it is highly advisable to retain Ms. Gazit, and it is in the best of the company’s interests that her terms differ from the Compensation Policy for this purpose.

Accordingly, it is therefore proposed that at the Meeting our shareholders adopt the following resolutions:

“RESOLVED, to approve the proposed terms of employment of Rinat Gazit; and be it further,

RESOLVED, to approve, that the payment mechanism of the proposed performance will differ from the ordinary terms of the Compensation Policy, as approved."

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

III. RATIFICATION AND APPROVAL OF JACOB EVEN-EZRA'S RETIREMENT CONDITIONS
(Item 3 on the Proxy Card)

Mr. Jacob Even-Ezra acted as our company’s chairman.  At our August 16, 2007 annual general meeting of shareholders, our shareholders approved a retirement agreement for Mr. Even-Ezra, the founder of our company and our executive chairman until December 31, 2007. The agreement provided for among other things, that the following perquisites to be provided to Mr. Even Ezra following his retirement and for the rest of his life: (i) a car (class 7) and all the expenses connected with its use (oil, fuel), repair and maintenance of the car, and replacement of the car in accordance with our company's policy with respect to members of our senior management (namely a vehicle replacement every five years); (ii) a personal driver; (iii) a mobile phone; (iv) a portable computer; and (v) internet expenses at Mr. Even Ezra's private residence. In addition, the agreement provided that  all taxes, other than VAT, imposed in connection with these perquisites would be grossed-up and borne by our company (together, the "Perquisites").

In 2007, the value of the Perquisites, as approved, was estimated to be $50,000 per year. Due to an error in the initial calculation of such Perquisites, which was recently discovered, as well as changes in the tax regulations in Israel and changes in the exchange rate between NIS vs. US$, the actual cost of the Perquisites has increased substantially.

The board of directors determined that it was appropriate to continue to provide the Perquisites to Mr. Even-Ezra as originally agreed to in the agreement and recommends to the shareholders that the company continues to provide the Perquisites to Mr. Even Ezra for the rest of his life.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to ratify the continued provision of the Perquisites to Mr. Even Ezra for the rest of his life, as proposed .”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 4 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2014 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2013, we paid Kost Forer Gabbay & Kasierer $278,200 for audit services, $48,000 for tax-related services and $235,200 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with due diligence examination of other potential acquisitions that we conducted during the year).

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2014 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

VI. REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2013 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2013, including the auditor’s report and consolidated financial statements for the year ended December 31, 2013, which was filed with the SEC on March 27, 2014, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 5610001, ISRAEL, ATTENTION: ILAN OVADIA, SECRETARY.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Dated: August 6, 2014